Mail Stop 3561

June 4, 2007

BY U.S. Mail and via Facsimile

Mr. Don T. Squire, Jr.
 Chief Financial Officer
ALPINE AIR EXPRESS, INC.
1177 Alpine Air Way
Provo, Utah 84601

> **Re: Alpine Air Express, Inc.**
> **Supplemental response letter dated May 10, 2007 regarding the Form**
> **10-KSB for fiscal year ended October 31, 2006**
> **File No. 0-27011**

Dear Mr. Squire:

We have reviewed your supplemental response letter to us dated May 10, 2007 in response to our letter of comment dated March 29, 2007 and have the following comments which, unless otherwise stated, should be reflected in an amendment to your January 31, 2007 Quarterly Report on Form 10-QSB. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days. The requested amendment should be filed as soon as possible.

Form 10-KSB (Fiscal Year Ended October 31, 2006), As Amended

General

1.   In future filings, beginning with the Form 10-QSB for the quarter ending April 30, 2007, please ensure that you designate any comparative financial statements representing the fiscal year end October 31, 2006 and/or 2006 quarterly interim periods as "Restated." The nature of the restatement should be described in the notes to the financial statements (similar to the newly inserted Note 21 in the Amended Form 10-KSB for the year ended October 31, 2006) and include the restatement designation above any comparative fiscal year or quarterly interim period ended 2006 columnar headings.

Form 10-QSB (Quarter Ended January 31, 2007)

2.   We have reviewed your response to prior comment 5. Please file an amendment to your first quarter ended January 31, 2007 Form 10-QSB to conform with the changes that were made in the amended October 31, 2006 Form 10-KSB.

Item 4.02 of Form 8-K

3.   Please file an Item 4.02 Form 8-K that discloses that your previously issued financial statements for the affected periods should no longer be relied upon and that such financial statements have been or will be amended. For guidance, we refer you to Item 4.02 of the Form 8-K.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief